

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Eric Skolnik
Chief Financial Officer
Blonder Tongue Laboratories, Inc.
One Jake Brown Road
Old Bridge, New Jersey 08857

> **Re: Blonder Tongue Laboratories, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2021**
> **File No. 333-254719**

Dear Mr. Skolnik:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Eiko Yaoita Pyles at 202-551-3587 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing